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                             VESTA INSURANCE GROUP
                             3760 River Run Drive
                           Birmingham, Alabama 35243

                               November 6, 1996

VIA EDGAR TRANSMISSION AND FACSIMILE

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

        Attn: Ms. Shelley Parratt and Filing Desk

        Re: Vesta Insurance Group, Inc. ("Vesta") Registration Statement on Form S-3, Commission File No. 333-11285; and
              Torchmark Corporation ("Torchmark") PEPS Registration Statement on Form S-3, Commission File No. 333-11263

Ladies and Gentlemen:

        Vesta Insurance Group, Inc. has been advised of Torchmark Corporation's determination that under current market conditions, it would be in Torchmark's best interests to withdraw the above registration statement relating to its PEPS offering, and Vesta has concurred in that determination with respect to its registration statement relating to the Vesta common stock held indirectly by Torchmark and exchangeable at the option of Torchmark for the PEPS.

        We hereby request withdrawal pursuant to Commission Rule 477 of the above referenced Vesta registration statement as of today.

                                        Yours very truly,

                                        /s/ Donald W. Thornton
                                        -------------------------
                                        Donald W. Thornton